MoneyHero Limited

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore

July 11, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	MoneyHero Limited (the “Company”)
Registration Statement on Form F-1
Originally Filed on October 27, 2023
File No. 333- 275205

Dear Ms. Jenna Hough and Ms. Taylor Beech:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1, as amended (File No. 333-275205) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on July 15, 2024 or as soon as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Ming Kong at +852 3761 3578 or +852 9526 7528 of Kirkland & Ellis, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

MoneyHero Limited

By:	/s/ Hao Qian
Name:	Hao Qian
Title:	Chief Financial Officer

cc:	Laura Hannon, General Counsel, MoneyHero Limited
Joey Chau, Esq., Partner, Kirkland & Ellis
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Joseph Raymond Casey, Esq., Partner, Kirkland & Ellis